12014596

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-67946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 12 2012

Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/ 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Hexagon Securities LLC

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave – 25th Floor
(No. and Street)

New York (City) NEW YORK (state) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Messineo – Co CEO (212) 572-9851
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Joseph Messineo **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** Hexagon Securities LLC **as of** December 31 **20** 11 **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

Date 3/6/12

KOSTADINOS ERACLEOUS
Notary Public - State of New York
NO. 01ER6210040
Qualified in Queens County
My Commission Expires Aug 10 2013

Notary Public

Signature

Co-CEO
Title

This report contains (check all applicable boxes):**
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Hexagon Securities LLC

STATEMENT OF FINANCIAL CONDITION

AND

SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

as of

December 31, 2011

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To: The Member and Board of Managers
Hexagon Securities LLC

I have audited the accompanying statement of financial condition of Hexagon Securities LLC as of December 31, 2011, that you are filing pursuant to rule 17-a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue a s a going concern. As discussed in Note 3, the Company for the year ended December 31, 2011 had a net loss and used cash in operating activities, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Hexagon Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 29, 2012

HEXAGON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

		2011
Current Assets		
Cash	$	112,287
Accounts Receivable		58,116
Receivables from clearing brokers		3,260
Total Current Assets		173,663
Property and equipment net		285,246
Prepaid expenses		1,989
Due from related parties		40,004
Total Assets	$	500,902

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	69,788
Deferred rent		15,875
Total Current Liabilities		85,663
Total Liabilities		85,663
Member Equity		
Member capital		4,170,240
Member (deficit)		(3,755,001)
		415,239
Total Liabilities and Member Equity	$	500,902

See accompanying notes.

1 Nature of Business Operations

Hexagon Securities LLC (the "Company"), a wholly owned subsidiary of Hexagon HoldCo LLC ("HoldCo"), is a limited liability company and was formed in April 2008 under the laws of the State of Delaware. The Company is currently operating as an investment bank focusing on the private placement of securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2 Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2011.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2011 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Improvements are capitalized, while repairs and maintenance expenditures are expensed in the statement of operations. Depreciation is provided over the estimated useful lives of the assets using the straight- line method over a period ranging from three to seven years. Amortization is being provided for over the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

Investment banking revenues are recorded in accordance in accordance with the terms of the investment banking agreements. The Company recognizes revenue at the time the services are provided. Cash collected in advance of services provided is recorded as deferred revenue.

(g) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of the sole member. The Company's sole member is subject to the New York City Unincorporated Business tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Company. UBT is calculated using currently enacted tax laws and rates and is reflected on the books of the Company, in accordance with the provisions of the Income taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification ("Topic").

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2011. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2008.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2011.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 29, 2012 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k*) Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 8 Fair Value"

(l) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income

3 Going Concern

The financial statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss and used cash in operating activities for the year ended December 31, 2011. These conditions raise substantial doubt about its ability to continue as a going concern.

In response to current market conditions the Company has closed down and ceased its securities trading operations effective June 30, 2011 and going forward will only focus on its investment banking operations. The Company is pursuing several initiatives, such as obtaining additional financing and has implemented aggressive cost cutting programs; in particular, the Company has focused on reducing its fixed costs by eliminating employees and related benefits, as well as other general operating expenses and entered into subleasing agreements for its office space. These initiatives are intended to maintain liquidity and better position the Company to compete under current market conditions. Accordingly, the Company's ability to continue as a going concern is dependent upon its adherence to these goals as well as its ability to develop additional sources of working capital and attain future profitable operations. There is no assurance of any future revenues being generated from the investment banking business. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4 Property and Equipment

Property and equipment consists of the following at December 31, 2011.

Office equipment	$ 350,289
Furniture and fixtures	142,045
Computer hardware	113,950
Leasehold improvements	79,885
	686,169
Less: accumulated depreciation and amortization	(400,924)
	$ 285,245

Depreciation and amortization expense amounted to approximately $150,518 for the year ended December 31, 2011.

Depreciation allocated to continuing operations	$ 43,467
Deprecation allocated to discontinued operations	107,051
	$ 150,518

5 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $29,884, which was $24,179 in excess of its required minimum net capital of $5,705. The Company's net capital ratio was 2.87 to 1.

6 Leases

The Company conducts its operations from facilities that are leased under an office license agreement lease agreement dated November 1, 2009 and expiring on August 29, 2012. The monthly license fee is $29,145.. In addition the Company is responsible for additional charges relating to the occupancy of the space. Aggregate future minimum rental payments under the lease agreement are as follows: 2012 - $233,160.

Rent expense (exclusive of additional charges) under the above lease for the year ended December 31, 2011 was $349,740.

In addition, the Company has entered into two separate sub office license agreements. These agreements are on a month to month basis and expire on August 29, 2012. Rental income of approximately $120,950. from these agreements have been netted against occupancy costs in the statement of operations.

7 Concentrations and Economic Dependency

One customer accounted for all of the Company's investment banking revenues for the year ended December 31, 2011.

The Company maintains its cash balances in various financial institutions in amounts which, at times, at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

8 Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2011 the Company was not in violation of this requirement.

10 Related Party Transactions

Due from related parties consist of health insurance premiums due from members of HoldCo of approximately $40,000. at December 31, 2011.

The Company received expense reimbursements for administrative services provided to an entity related by common ownership in the amount of approximately $126,000. for the year ended December 31, 2011.

11 Income Tax

The Company has an available New York City net operating loss carry forward of approximately $3,375,000 at December 31, 2011 to offset future taxable income expiring in 2031.

12 Discontinued Operations

During the year the Company ceased its securities trading operations. The Company has entered into two separate agreements with non related parties to carry on the securities trading operation. The Company provides the office space and computer terminals for a fixed monthly fee see "Note 6 Leases". These agreements will terminate on August 29, 2012.

Revenue generated during the year ended December 31, 2011 from the discontinued operations totaled $609,885.

In addition the Company had a Share base Compensation Plan in effect at December 31, 2010. During the year ended December 31, 2011 all share base compensation agreements were settled and the plan was terminated.

13 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2011 the Company was in compliance with this program.

14 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on Internal Accounting Control

To: The Member and Board of Managers
Hexagon Securities LLC

In planning and performing our audit of the financial statements of Hexagon Securities LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and board of managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 29, 2012